Exhibit 99.30

Media release

Rio Tinto’s autonomous haul trucks achieve one billion tonne milestone

30 January 2018

Rio Tinto’s fleet of autonomous haul trucks achieved a significant milestone at the company’s world-class operations in Australia last week by moving their one-billionth tonne of material.

Since commencing trial operations in 2008, haul trucks fitted with Autonomous Haulage System (AHS) technology have now moved more than one billion tonnes of both ore and waste material across five sites in the Pilbara including the newly commissioned Silvergrass mine.

Last year, Rio Tinto’s autonomous fleet accounted for about a quarter of the total material moved across our Pilbara mines. On average, each autonomous truck was estimated to have operated about 700 hours more than conventional haul trucks during 2017 and around 15 per cent lower load and haul unit costs.

Importantly, there have been zero injuries attributed to autonomous haul trucks since deployment, highlighting their significant safety advantages.

With more than 80 autonomous Komatsu trucks currently operating and plans in place to increase this to more than 140 by the end of 2019, the pace of automation across Rio Tinto’s iron ore business is accelerating.

Rio Tinto Iron Ore chief executive Chris Salisbury said “Hauling one billion tonnes autonomously is an impressive milestone for our business and again highlights Rio Tinto’s pioneering spirit when it comes to adopting revolutionary new technologies which are making the industry safer and more efficient.

“We are studying future additions to our autonomous truck fleet that we expect will contribute to our $5 billion productivity programme, specifically Iron Ore’s commitment to deliver $500 million of additional free cash flow from 2021 onwards.

“We remain committed to working closely with our employees as we expand our autonomous haul truck fleet including providing opportunities for new roles, redeployment, retraining and upskilling.”

Notes for editors

Last month, Rio Tinto approved retrofit programs to add autonomous technology to 48 existing Komatsu and Caterpillar haul trucks over the next two years. About 20 per cent of Rio Tinto’s existing fleet of almost 400 haul trucks in the Pilbara is autonomous. Following the completion of the retrofit projects autonomous trucks will represent about 30 per cent of the fleet.

Rio Tinto has been partnering with Komatsu for 20 years and in September deployed the world’s first retrofitted Komatsu autonomous haul truck at our Hope Downs 4 operation.

Autonomous haul trucks are operated by a supervisory system and a central controller, rather than a driver. They use pre-defined GPS courses to automatically navigate haul roads and intersections and to know actual locations, speeds and directions of other vehicles at all times.

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